Exhibit 99.1


[ARACRUZ LOGO OMITTED]                                      ARA LISTED NYSE LOGO


                  Aracruz announces synergy gains with Riocell

(Rio de Janeiro, October 16, 2003) - Aracruz Celulose SA. (NYSE: ARA) reports that, after having successfully integrated the recently acquired Riocell, now called the Guaiba Mill, the following gains have been identified as a result of synergies:

                                             Yearly          Net Present Value
      US$ million                            gains               after tax
      - Sales management                       8                    43
      - Financial management                   3                    19
      Total                                    11                   62


Sales management - The gains stemmed mainly from sales expenses reductions (agents commission) and logistics restructuring.

Financial management - The benefit primarily comes from the renegotiation of insurance premiums, the integration and optimization of cash management and the reduction of procurement costs due to a larger production scale.

In addition to the above-mentioned synergies, there are a few additional potential earnings:

     o In a preliminary analysis stage, a marginal increase in production and an enhancement of the mill's efficiency is being considered, with a net present value initially calculated at US$ 18 million.

     o A tax deduction on goodwill, generating an estimated present value of US$ 45 million, is anticipated by the end of the year as a result of the merger with Riocell. Goodwill is expected to be amortized in 10 years.

According to a McKinsey & Company study, mergers and acquisitions in the forest products sector, in global terms, have generated average synergy earnings of 6.5%, using the ratio of yearly synergy earnings divided by annual revenues of the acquired company. The Riocell acquisition, according to the same methodology and taking into account identified and potential synergies, will generate earnings of approximately 10%.

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This press release contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.
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   For further information, please contact our Investor Relations Department:
                            Phone: (55-21) 3820 8131
                             Fax: (55-21) 2541 0795
                          E-mail: invest@aracruz.com.br